

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2021

Jennifer Y. Hyman
Chief Executive Officer
Rent the Runway, Inc.
10 Jay Street
Brooklyn, New York 11201

> **Re: Rent the Runway, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 16, 2021**
> **CIK No. 0001468327**

Dear Ms. Hyman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted July 16, 2021

Prospectus Cover

1. Please revise the disclosure on your prospectus cover and in your prospectus summary regarding the ownership of your Class B common stock to clarify that your founders, executive officers, directors, and their affiliates will hold Class B common stock, as you have disclosed in your risk factors.

Risk Factors, page 20

2. We note your disclosure on page 161 that your Amended Charter will waive the corporate opportunity doctrine with respect to your non-employee directors. Please provide risk factor disclosure related to the conflicts of interest and any other risks to investors related

to this provision.

<u>Our Amended Charter will designate the Court of Chancery of the State of Delaware..., page 64</u>

3. We note your disclosure that your exclusive forum provision will require Securities Act claims to be litigated in U.S. federal court, yet you also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act claims. Please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision, given this concurrent jurisdiction.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 75</u>

4. With a view to helping investors understand your total, active and paused subscriber numbers, please clarify the durations for which customers are permitted to pause their subscriptions, and whether the terms of your paused subscriber program have changed over the years, including in response to the COVID-19 pandemic. For example, we note that you disclose that in response to the COVID-19 pandemic you "[m]ade it easy for customers to pause, rather than cancel, their subscriptions to encourage retention during the COVID-19 pandemic;" however, it is unclear if you extended the time customers could pause their subscriptions. In addition, tell us whether management tracks paused subscribers, and what consideration you gave to disclosing any related metrics in the filing.

<u>Key Factors Affecting Our Performance</u>
<u>Subscribers and Customers, page 82</u>

5. We note that your growth is in part dependent on retaining existing customers and that you "assess the strong retention of [y]our subscribers and customers by analyzing the individual performance of [y]our historical customer cohorts over time." However, it is not clear from your current presentation how customer retention is reflected. Please quantify the number of customers comprising each cohort for each year presented and the retention by cohort by year. In your presentation of Subscriber Cohorts, please quantify the number of current and previous subscribers and tell us why you have not included the 2016 and 2017 cohorts that you have included in the Cumulative Revenue Per Customer By Cohort graph on page 83.

6. Please balance your subscriber cohort discussion with a discussion of subscription cancellations, or tell us why this not material information. Please discuss any known trends or uncertainties regarding customer retention and subscription cancellation that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. See Item 303(b)(2)(ii) of Regulation S-K.

Impact of COVID-19 on Our Business, page 85

7.   We note your disclosure that consumer demand decreases were closely tied to COVID-19 positivity rates and social distancing and shelter-at-home restrictions and that as COVID-19 restrictions have been relaxed and virus positivity rates have declined, you have seen increased demand for your offerings. Please discuss if, and to what extent, the recent rise in positivity rates due to circulation of the Delta variant has changed management's expectations with respect to demand for your offerings.

Agility and Resilience During COVID-19, page 86

8.   Given the significant reduction in your operating expenses and workforce in response to the COVID-19 pandemic, please discuss whether management expects difficulties meeting the expected increased demand for your offerings.

Key Business and Financial Metrics, page 88

9.   Please balance your discussion of your key business and financial metrics by identifying material risks or limitations in using those particular metrics, as applicable.

10.   In an appropriate place in your prospectus, clearly define the term "total subscribers," and tell us whether the term includes those who initially subscribe and cancel within the same fiscal year, but cancel prior to the last day of that year.

Non-GAAP Financial Metrics
Adjusted EBITDA, page 94

11.   Please tell us how you determined that the write-off of liquidated assets is not a normal, recurring cash operating cost since this appears to represent the remaining capitalized costs for products sold at the end of their lifecycle. Refer to Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Quantitative and Qualitative Disclosure About Market Risk, page 98

12.   Please revise your discussion of your exposure to interest rate risk so that it is presented in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Share-Based Compensation, page 100

13.   Your disclosure on page 100 indicates that certain RSUs will vest only upon satisfaction of both time-based service and performance-based conditions. You also indicate that in the period in which a qualifying event, such as an initial public offering becomes probable, you will record a cumulative one-time share-based compensation expense determined using the grant-date fair values. Please revise to disclose the amount of compensation expense that will be recognized in your financial statements once your initial public offering is determined to be probable.

Business, page 102

14. Where you present certain business metrics in this section, please include figures for both fiscal years 2019 and 2020. For example, you disclose that in fiscal year 2019, you were in the top 30% of distribution partners, by revenue, for 64% of your brands, but you do not provide comparable disclosure for 2020. This is just one example.

Trends in Our Favor, page 104

15. Please balance this disclosure with disclosure regarding the trends that may continue as a result of the COVID-19 pandemic. For example, you disclose on page 26 that as a result of changes to daily life due to the COVID-19 pandemic, including increased rates of working remotely from home, many customers' demand for a variety of apparel was, and in the future may be, reduced or eliminated.

Our Unique Brand Partner Approach, page 112

16. We note your disclosure that you are shifting to acquire more products through Share by RTR and Exclusive Designs and that you sourced approximately 54% of your products from Share by RTR and Exclusive Designs in fiscal year 2020 compared to 26% in fiscal year 2019. Please include more detailed disclosure regarding the general revenue sharing arrangements with your brand partners under these sourcing strategies and how the shift to revenue sharing may impact your revenues in future periods.

Our Technology and Logistics Advantage, page 117

17. We note your disclosure on page 33 that the substantial majority of your inbound shipments from customers are currently returned through a single vendor. Please disclose whether you have any agreements with that vendor, the material terms of any agreement, and file the agreement as an exhibit to the registration statement. Alternatively, please tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Rent The Runway, Inc. Consolidated Financial Statements
Notes to Consolidated Financial Statements
11. Redeemable Preferred Stock, page F-30

18. Your disclosure in Note 11 indicates that you have various series of outstanding redeemable preferred shares that have carrying values which differ from their liquidation values as of January 31, 2021. Please revise your financial statements to explain how you plan to account for differences between the carrying values and the liquidation values in the event it becomes probable your preferred shares will be redeemed. Refer to the guidance in paragraph 15 of ASC 480-10-S99-3A.

Jennifer Y. Hyman
Rent the Runway, Inc.
August 13, 2021
Page 5

Exhibits

19. We note that you commissioned the LCA Study conducted by SgT Group and Green Story Inc. and cite that study in your filing. Please file consents from SgT Group and Green Story Inc. as exhibits to the registration statement in accordance with Rule 436, or tell us why you do not believe you are required to do so.

General

20. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

   You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Marc D. Jaffe, Esq.